J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

July 22, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Marion Graham
Matthew Derby

Re:	NIQ Global Intelligence plc
Registration Statement on Form S-1 (File No. 333-288376)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of NIQ Global Intelligence plc, an Irish public limited company (the “Company”) for the acceleration of the effective date of the above-referenced Registration Statement so that it will be declared effective at 4:00 p.m., Eastern Time, on July 22, 2025, or as soon as possible thereafter, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, may orally request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 866 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, were distributed during the period from July 14, 2025 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Thank you for your assistance in this matter.

[Signature pages follow]

Very truly yours, Acting severally on behalf of themselves and the several underwriters J.P. Morgan Securities LLC BofA Securities, Inc. UBS Securities LLC J.P. MORGAN SECURITIES LLC

By:	/s/ Alice Takhtajan
Name:	Alice Takhtajan
Title:	Managing Director

BOFA SECURITIES, INC.

By:	/s/ Edward FitzGerald
Name:	Edward FitzGerald
Title:	Vice Chairman

UBS SECURITIES LLC

By:	/s/ Austin Gobbo
Name:	Austin Gobbo
Title:	Director